UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	American Beacon Apollo Total Return Fund

Address of Principal
Business Office:	220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

Telephone Number:	(817) 391-6100

Name and Address of Agent
for Service of Process:	Gene L. Needles, Jr.
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

With copies to:	Kathy K. Ingber, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐    NO ☒

Item 1.	Exact Name of registrant.

American Beacon Apollo Total Return Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the state of Delaware on February 16, 2018.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Registrant is organized as a Delaware statutory trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

American Beacon Advisors, Inc.
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

Apollo Credit Management, LLC
9 West 57th Street, 37th Floor
New York, NY 10019

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

	Gilbert Gregory Alvarado	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Joseph Brooks Armes	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Gerard Joseph Arpey	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Brenda Almes Cline	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Eugene Jones Duffy	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Alan David Feld	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Claudia Ann Holz	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Douglas Alan Lindgren	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Richard Allan Massman	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Barbara Jeanne McKenna	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

	Robert Gerald Turner	Trustee
220 E. Las Colinas Blvd., Suite 1200
Irving, Texas 75039

Gene Louis Needles, Jr. 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	President

Jeffrey Karl Ringdahl 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Melinda Gay Heika 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Principal Accounting Officer and Treasurer

Rosemary Kavanaugh Behan 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President, Chief Legal Officer and Secretary

Brian Edward Brett 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Paul Brian Cavazos 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Erica Bess Duncan 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Terri Lynn McKinney 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Samuel Joseph Silver 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Vice President

Christina Elaine Sears 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Chief Compliance Officer and Assistant Secretary

Sonia Lee Bates 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Assistant Treasurer

Shelley Dawn Abrahams 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Assistant Secretary

Rebecca Lynn Harris 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Assistant Secretary

Diana Ngoc Lai 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Assistant Secretary

Teresa Ann Oxford 220 E. Las Colinas Blvd., Suite 1200 Irving, Texas 75039	Assistant Secretary

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

	(a)	state the name and address of each sponsor of registrant;

Not Applicable

	(b)	state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

	(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

	(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of May 22, 2018, there is one beneficial owner of Registrant’s outstanding securities. American Beacon Advisors, Inc. owns 100% of Registrant’s outstanding voting securities.

Item 10.	State the current value of registrant’s total assets.

$10.00

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Irving, Texas on the 23rd day of May, 2018.

AMERICAN BEACON APOLLO TOTAL RETURN FUND

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr. President

Attest:	/s/ Rosemary K. Behan
Rosemary K. Behan Secretary